Exhibit 2.2

THIS IS NOT A SOLICITATION OF ACCEPTANCE OR REJECTION OF THE

PLAN (AS DEFINED HEREIN).  ACCEPTANCE OR REJECTION MAY NOT BE

SOLICITED UNTIL A DISCLOSURE STATEMENT HAS BEEN APPROVED BY

THE BANKRUPTCY COURT.  THIS DISCLOSURE STATEMENT IS BEING

SUBMITTED FOR APPROVAL BUT HAS NOT YET BEEN APPROVED BY

THE BANKRUPTCY COURT.

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

X
:
In re:	:	Chapter 11
:
CENTURY/ML CABLE VENTURE,	:	Case No. 02-14838 (REG)
:
Debtor.	:
X

DISCLOSURE STATEMENT OF CENTURY/ML CABLE VENTURE

MORGAN, LEWIS & BOCKIUS LLP

101 Park Avenue

New York, New York  10178

(212) 309-6000

Richard S. Toder

Neil E. Herman

Amanda R. Waller

Attorneys for Debtor

Dated:	August 9, 2005

TABLE OF CONTENTS

ARTICLE I	INTRODUCTION

A.	Purposes of this Disclosure Statement

B.	Overview of Debtor’s Plan

C.	Summary of Treatment of Classes Under the Debtor’s Plan

ARTICLE II	GENERAL BACKGROUND

A.	The Debtor’s Businesses and Capital Structure

	1.	The Debtor’s Business

	2.	Prepetition Financing

B.	Events Leading to Commencement of Chapter 11 Cases

C.	Operating in Chapter 11; Continuation of Business; Stay of Litigation

D.	Events During the Debtor’s Chapter 11 Case

	1.	Stabilization of Business

	2.	Motion to Dismiss

	3.	Retention of Counsel

	4.	The Protocol

	5.	Schedules of Assets and Liabilities and Statement of Financial Affairs

	6.	Tele-Guia Settlement

	7.	DK International Sales Settlement

	8.	Payment of Undisputed Pre-Petition Claims

	9.	Proofs of Claim

E.	The Plan and Sale Processes

F.	Solicitation

ARTICLE III	THE PLAN OF REORGANIZATION

A.	Introduction

B.	Funding the Plan

C.	Classification of Claims and Interests

	1.	Summary

	2.	Treatment of Unclassified Claims

	(a)	Administrative Expense Claims (other than Professional Fees)

i

	(b)	Professional Compensation and Expense Reimbursement Claims

	(c)	Priority Tax Claims

	3.	Classification and Treatment of Classified Claims

	(a)	Impairment and Voting

	(b)	Treatment and Distributions

	(a)	Impairment and Voting

	(b)	Treatment and Distributions

	(a)	Impairment and Voting

	(b)	Treatment and Distributions

	(a)	Impairment and Voting

	(b)	Treatment and Distributions

	(c)	Rigas Claims

	(a)	Impairment and Voting

	(b)	Treatment and Distributions

	(c)	Distribution if the Litigation Claims are Settled

	(a)	Impairment and Voting

	(b)	Treatment and Distributions

	4.	Assumed Sale Liabilities

	5.	Special Provision Governing Unimpaired Claims

ARTICLE IV	LIQUIDATION ANALYSIS

ARTICLE V	MEANS FOR IMPLEMENTATION OF THE PLAN

A.	Continued Operations and Vesting of Assets

B.	Sources of Cash for Plan Distribution

ARTICLE VI	TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A.	Assumption of Executory Contracts and Unexpired Leases

B.	Claims Based on Rejection of Executory Contracts or Unexpired Leases

C.	Insurance Policies

D.	Compensation and Benefit Programs

ARTICLE VII	PROVISIONS GOVERNING DISTRIBUTIONS

A.	Method of Distributions

B.	Distributions With Respect to Disputed Claims

C.	Undeliverable or Unclaimed Distributions

D.	Timing of Distributions

E.	Setoffs

ARTICLE VIII	PROCEDURES FOR RESOLVING DISPUTED CLAIMS

A.	Prosecution of Objections to Claims

B.	Establishment and Maintenance of Reserve for Disputed Claims

C.	Payments and Distributions on Disputed Claims

D.	Disputed Payments

ARTICLE IX	CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN

A.	Condition Precedent to Confirmation

B.	Conditions Precedent to Effectiveness of the Plan

C.	Waiver of Conditions

D.	Effect of Non-Occurrence of Conditions to Consummation

ARTICLE X	RELEASE, INJUNCTIVE AND RELATED PROVISIONS

A.	Subordination

B.	Preservation of Rights of Action

C.	Exculpation and Release

D.	Indemnity

E.	Injunction

F.	Discharge

ARTICLE XI	RETENTION OF JURISDICTION

ARTICLE XII	RISK FACTORS

ARTICLE XIII	INCOME TAX CONSEQUENCES OF THE PLAN

A.	Consequences to Holders of Certain Claims

	1.	General

	2.	Market Discount

	3.	Information Reporting and Withholding

ARTICLE XIV	MISCELLANEOUS PROVISIONS

A.	Payment of Statutory Fees

B.	Amendment or Modification of the Plan

C.	Revocation of Plan

D.	Successors and Assigns

E.	Reservation of Rights

F.	Section 1146 Exemption

G.	Further Assurances

H.	Filing of Additional Documents

I.	Severability

J.	Plan Supplement

K.	Governing Law

L.	Withholding and Reporting Requirements

M.	Headings

N.	Inconsistency

O.	Change of Control

ARTICLE XV	RECOMMENDATION

ARTICLE I
INTRODUCTION

Century/ML Cable Venture (“Venture”), as debtor and debtor in possession (the “Debtor”), submits this Disclosure Statement (the “Disclosure Statement”) pursuant to section 1125 of title 11 of the United States Code (the “Bankruptcy Code”) to holders of claims against and equity interests in the Debtor in connection with:  (1) the solicitation of acceptances of the Debtor’s Plan of Reorganization under chapter 11 of the Bankruptcy Code, dated August 9, 2005, as the same may be amended or modified from time to time (the “Plan”), filed by the Debtor with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”); and (2) the hearing to consider confirmation of the Plan (the “Confirmation Hearing”), scheduled for [            ], 2005, commencing at [    :    ] a.m. (New York City Time).

Unless otherwise defined herein, all capitalized terms contained herein have the meanings ascribed to them in the Plan.

The following introduction and summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Disclosure Statement and in the enclosed Plan.

A.            Purposes of this Disclosure Statement

The purpose of this Disclosure Statement is to provide the Debtor’s creditors and Equity Holders with “adequate information” to enable them to make an informed judgment in evaluating the Plan.(1)  Pursuant to Section 1125(a)(1) of the Bankruptcy Code, “adequate information” is defined as “information of a kind, and in sufficient detail, as far as is reasonably practicable in light of the nature and history of the debtor and the condition of the debtor’s books and records, that would enable a hypothetical reasonable investor typical of holders of claims or interests of the relevant class to make an informed judgment about the plan.”  The Plan is the document that contains the exclusive and final statement of the rights of the creditors, equity holders and interested parties, including what they will receive and how they are to receive it.  It is strongly recommended that the Plan be read in its entirety.  The statements in the Disclosure Statement are merely explanations of the Plan.  If the Plan is confirmed by the Bankruptcy Court, it, and it alone, will become binding on the Debtor, all creditors, equity holders and other interested parties.

The Disclosure Statement, the Plan included herewith as Exhibit A (and the other exhibits hereto), the accompanying form of Ballot, and the related materials delivered together herewith are being furnished to holders of Interests in connection with the solicitation of votes to accept or reject the Plan (and the transactions contemplated thereby), as described herein.

THIS DISCLOSURE STATEMENT IS NOT INTENDED TO REPLACE A CAREFUL AND DETAILED REVIEW AND ANALYSIS OF THE PLAN BY EACH HOLDER OF AN INTEREST.  THE DESCRIPTION OF THE

(1)  However, since all holders of Allowed Claims will be paid in full under the Plan, creditors are not receiving a ballot and only Equity Holders will be entitled to vote on the Plan.

PLAN IS A SUMMARY ONLY.  HOLDERS OF INTERESTS AND OTHER PARTIES IN INTEREST ARE CAUTIONED TO REVIEW THE PLAN AND ANY RELATED ATTACHMENTS FOR A FULL UNDERSTANDING OF THE PLAN’S PROVISIONS. THE INFORMATION CONTAINED IN THE DISCLOSURE STATEMENT HAS NOT BEEN SUBJECT TO AUDIT.  ALTHOUGH GREAT EFFORT HAS BEEN MADE TO ENSURE ITS ACCURACY. IF ANY INCONSISTENCY EXISTS BETWEEN THE TERMS AND PROVISIONS OF THE PLAN AND THIS DISCLOSURE STATEMENT, THE TERMS AND PROVISIONS OF THE PLAN SHALL CONTROL.

Nothing contained herein shall constitute an offer, acceptance or a legally binding obligation of the Debtor or any other person in interest.  This is not a solicitation of acceptance or rejections of the Debtor’s Plan of Reorganization under chapter 11 of the Bankruptcy Code, which is attached as Exhibit A to this Disclosure Statement.  Acceptances or rejections with respect to the Plan may not be solicited until a disclosure statement has been approved by the Bankruptcy Court.  This Disclosure Statement is being submitted for approval, but has not yet been approved, by the Bankruptcy Court.  Any such approval by the Bankruptcy Court of this Disclosure Statement as containing “adequate information” will not constitute endorsement of the Plan.  Information contained in this Disclosure Statement is subject to completion or amendment.  YOU SHOULD NOT RELY ON THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT FOR ANY PURPOSE PRIOR TO THE APPROVAL OF THIS DISCLOSURE STATEMENT BY THE BANKRUPTCY COURT.  Developments may require modifications, additions or deletions to this Disclosure Statement.

The Bankruptcy Code provides that creditors and equity holders whose claims or interests are “impaired” have the right to vote to accept or reject the Plan.  Generally speaking, a claim or interest is impaired if the Plan alters the legal, equitable or contractual rights to which the holder of the claim or interest would otherwise be entitled.  A class of creditors accepts the Plan when creditors holding two-thirds in dollar amount of the claims of such class and more than one-half in number of the holders of claims in such class who actually cast their ballots have voted to accept the Plan.  A class of interests accepts the Plan when interests holding two-thirds in amount of such class who actually cast their ballots have voted to accept the Plan.

The Plan contains 5 Classes of Claims and 1 Class of Equity Interests.  Class 6, Equity Interests, is impaired under the Plan and the holders of such Equity Interests shall receive a Ballot with this Disclosure Statement for voting to accept or reject the Plan.  The Plan does not impair the Claims, holders of Claims in Classes 1 through 5 and, in accordance with Section 1126(f) of the Bankruptcy Code, the Holders of such Claims are conclusively presumed to have accepted the Plan for the reason that they will be paid in full on the Effective Date.

As stated in the accompanying notice, the Bankruptcy Court has scheduled a hearing on confirmation of the Plan for                      , 2005 at         .  Creditors, holders of Equity Interests and other parties in interest are entitled to attend this hearing.  [This Disclosure Statement has been approved for distribution by order of the Bankruptcy Court dated           , 2005, after notice and a hearing, pursuant to Section 1125 of the Bankruptcy Code.  The

Court found that the information contained herein is of the kind, and is sufficiently detailed, to enable a hypothetical, reasonable investor typical of the Class being solicited to make an informed judgment whether to vote to accept or reject the Plan.]

HOWEVER, APPROVAL OF THIS DISCLOSURE STATEMENT BY THE COURT DOES NOT CONSTITUTE A DETERMINATION BY THE COURT CONCERNING THE FAIRNESS OR THE MERITS OF THE PLAN.

No solicitation of votes may be made except pursuant to this Disclosure Statement and in accordance with section 1125 of the Bankruptcy Code.  No person has been authorized to use or promulgate any information pertaining to the Debtor or the Plan other than information contained in this Disclosure Statement.  Creditors and holders of Equity Interests should not rely on any information other than that contained in this Disclosure Statement, the Plan and the accompanying exhibits.

In light of the benefits to be attained under Debtor’s Plan, Debtor recommends that holders of Interests vote to accept Debtor’s Plan and return the Ballot prior to the voting deadline.

B.            Overview of Debtor’s Plan

THE FOLLOWING CLASSES ARE UNIMPAIRED UNDER THE PLAN, AND HOLDERS OF CLAIMS IN SUCH CLASSES ARE CONCLUSIVELY PRESUMED TO HAVE ACCEPTED THE PLAN PURSUANT TO SECTION 1126(f) OF THE BANKRUPTCY CODE:

CLASS 1	SECURED CLAIMS

CLASS 2	PRIORITY CLAIMS

CLASS 3	PERSONAL INJURY AND OTHER INSURED CLAIMS

CLASS 4	GENERAL UNSECURED CLAIMS

CLASS 5	LITIGATION CLAIMS

THE FOLLOWING CLASSES ARE IMPAIRED UNDER THE PLAN AND ARE ENTITLED TO VOTE TO ACCEPT OR REJECT THE DEBTOR’S PLAN:

CLASS 6	EQUITY INTERESTS

C.            Summary of Treatment of Classes Under the Debtor’s Plan

The following tables summarize the classification of Claims, projected aggregate amounts of Claims in each such Class of Claims, and the projected recovery of such classes.

The treatment of Classes under the Plan is summarized as follows:

	Class	Projected Total Claims in the Class ($mil)	Projected Recovery

Unclassified Tax Claims	Priority Tax Claims	$1,253,087.00	Paid in full

Class 1 Claims	Secured Claims	N/A	Paid in full

Class 2 Claims	Priority Claims	N/A	Paid in full

Class 3 Claims	Personal Injury and Other Insured Claims	Disputed/Unliquidated(2)	Paid in full

Class 4 Claims	General Unsecured Claims	Disputed/Unliquidated	Paid in full

Class 5 Claims	Litigation Claims	Contingent/Unliquidated	Paid in full

Class 6 Interests	Equity Interests	N/A	Distribution of remaining proceeds from Sale Transaction.

ARTICLE II
GENERAL BACKGROUND

A.            The Debtor’s Businesses and Capital Structure

1.             The Debtor’s Business

The Debtor is a New York joint venture formed in 1986 for the purpose of, among other things, owning and operating cable television systems in Puerto Rico.  The Debtor is owned fifty percent by ML Media Partners L.P. (“ML Media”) and fifty percent by Century Communications Corporation (“Century,” and together with ML Media, the “Partners”).  The Debtor’s corporate headquarters are located at Sabana Seca Avenue and Dr. Villalobos Street, Toa Baja, Puerto Rico 00949.

The Debtor’s cable systems are located primarily in Levittown, Puerto Rico and its principal business operations are in Levittown and San Juan.  Just prior to the Petition Date (as defined below), the broadband networks passed approximately 35,000 homes and served approximately 15,000 basic subscribers.

The Debtor is also the owner of 100% of the issued and outstanding stock of Century/ML Cable Corporation (“Subsidiary”), a Delaware corporation (which is not a debtor under the Bankruptcy Code) that owns and operates cable television systems in the San Juan area.

(2)           These claims will be paid by insurance and, to the extent not covered by insurance, will be paid by New CMLCV if such Claim is an Assumed Sale Liability and otherwise by Debtor.

2.             Prepetition Financing

The Debtor and Subsidiary were obligors under a senior secured note agreement, the final payment thereunder having been made on August 28, 2002.  The Debtor currently has no lending facility as its business operations generate sufficient revenue to fund all expenses and operations.

B.            Events Leading to Commencement of Chapter 11 Cases

Adelphia and ML Media have been involved in a longstanding dispute concerning the Debtor’s management, including management fees charged to the Debtor and various other matters.  As part of this dispute, in March 2000, ML Media brought suit against Century, Adelphia Communications Corporation (“Adelphia”), and Arahova Communications, Inc., a subsidiary of Adelphia and Century’s immediate parent, in the Supreme Court of the State of New York, seeking, among other things:  (i) the dissolution of the Debtor and the appointment of a receiver to sell Debtor’s assets; (ii) if no receiver was appointed, an order authorizing ML Media to conduct an auction for the sale of Debtor’s assets to an unrelated third party and enjoining Adelphia from interfering with or participating in that process; (iii) an order directing the defendants to comply with the Joint Venture Agreement (as defined below) with respect to provisions relating to governance matters and the budget process; and (iv) compensatory and punitive damages.  Litigation continued in the New York Supreme Court, including an order granting ML Media partial summary judgment (which was affirmed on appeal), and an order requiring Adelphia to proceed with an accounting.  In August 2000, the parties negotiated a consent order that imposed consultative and reporting requirements on Adelphia and Century as well as restrictions on Century’s ability to make capital expenditures without ML Media’s approval.  Adelphia and Century were held in contempt of that order in early 2001.

Thereafter, the parties negotiated a settlement suspending the litigation and in December 2001 entered into the Recap Agreement.  At that time the matter was placed in abeyance pursuant to a Stipulation of Settlement pending the closing of transactions contemplated by the Recap Agreement.  Among other things, the Recap Agreement required the Debtor to redeem ML Media’s 50% interest in the Debtor on or before September 30, 2002 for a purchase price between $275,000,000 and $279,800,000 depending on the timing of such redemption, plus interest (the “Redemption”).  Among other things, the Recap Agreement provided that (i) Highland Holdings (“Highland”) would arrange debt financing for the Redemption; (ii) Highland, Adelphia and Century would jointly and severally guarantee debt service on and after the closing; and (iii) Highland and Century would own 60% and 40% interests, respectively, in the recapitalized Debtor.  If the Redemption did not occur, Adelphia agreed to purchase ML Media’s 50% interest in the Debtor under similar terms.  The Recap Agreement also provided that, if the Redemption did not occur and the Debtor, Adelphia, Century or Highland defaulted on obligations under the Recap agreement, Adelphia, Century and Highland would jointly and severally indemnify ML Media against losses resulting from such a default.  Also as part of the settlement, and as required by the Recap Agreement, Adelphia, Century and ML Media entered into a security and pledge agreement (the “Security and Pledge Agreement”) which granted ML Media a security interest in Century’s 50% interest in the Debtor as security for the obligations of Adelphia under the Recap Agreement.

As a result of alleged defaults by Adelphia in its obligations to close under the Recap Agreement, ML Media resumed prosecution of the New York Supreme Court action, in addition to pursuing other remedies, which actions were removed by Century to the Bankruptcy Court (the “Recap Dispute”).

By an order of the Bankruptcy Court dated September 17, 2003, Adelphia and Century rejected the Recap Agreement, effective as of such date.  The Debtor has neither assumed nor rejected the Recap Agreement.  Unless the Recap Agreement is held to be invalid and unenforceable, the effect of Adelphia’s and Century’s rejection of the Recap Agreement is the same as a prepetition breach of the Recap Agreement.

On June 21, 2002, the Bankruptcy Court permitted ML Media to withdraw the $10 million that had been deposited in escrow as security for Highland’s, Adelphia’s and the Debtor’s performance of their obligations under the Recap Agreement.  Both Adelphia and Highland have filed counterclaims against ML Media seeking the return of those funds.  In January 2003, the Bankruptcy Court held that, assuming that the Recap Agreement is enforceable, each of the Debtor, Adelphia, Century and Highland are in breach of the Recap Agreement.  Adelphia and Century each filed eleven counterclaims, and the Debtor filed twelve counterclaims.  On April 15, 2004, the Bankruptcy Court held that it would dismiss all counts of Adelphia’s challenge to the enforceability of the Recap Agreement except for its allegation that ML Media aided and abetted a breach of fiduciary duty in connection with the execution of the Recap Agreement.  The Bankruptcy Court also dismissed all of the Debtor’s counterclaims with the exception of its claim to avoid the Recap Agreement as a constructive fraudulent conveyance, which counterclaim will be transferred to Century upon the closing of the Acquisition Agreement.  Discovery in the litigation is proceeding.

ML Media has alleged that it is entitled to recover from the Debtor, which has not rejected the Recap Agreement, $279,800,000 plus interest, attorney fees and other costs in exchange for its interest in the Debtor.  ML Media also seeks recovery of such amounts from Century under the Security and Pledge Agreement executed in connection with the Recap Agreement.  As to Adelphia, Century and the Debtor, ML Media alleges that it is entitled to be made whole for the amounts that it would have received had the Recap Agreement been performed in accordance with its terms, which may entail recovery of either $279,800,000 plus interest, attorney fees and other costs in exchange for its interest in the Debtor, or up to the difference between $279,800,000 and the fair market value of its interest in the Debtor as of the date of Century’s Chapter 11 filing, plus interest, attorney fees, other costs and damages in connection with the revival of the state court claims described above.  The Debtor, Adelphia and Century have disputed ML Media’s claims and allegations.

C.            Operating in Chapter 11; Continuation of Business; Stay of Litigation

On September 30, 2002 (the “Petition Date”), the Debtor commenced this chapter 11 case.  Since the Petition Date, the Debtor has continued to operate as a debtor in possession subject to the supervision of the Bankruptcy Court and in accordance with the Bankruptcy Code and pursuant to the Amended and Restated Management and Joint Venture Agreement dated as of January 1, 1994 between Century and ML Media (the “Joint Venture Agreement”).  No trustee or examiner has been appointed in this case.

An immediate effect of the filing of the bankruptcy petitions was the imposition of the automatic stay under the Bankruptcy Code which, with limited exceptions, enjoined the commencement or continuation of all collection efforts by creditors, enforcement of liens against the Debtor and litigation against the Debtor.  This injunction remains in effect.  The automatic stay does not, however, prevent the Debtor from commencing litigation.  In addition, because the Recap Dispute is an adversary proceeding in the Bankruptcy Court, it has continued notwithstanding the imposition of the automatic stay.

D.            Events During the Debtor’s Chapter 11 Case

1.             Stabilization of Business

On October 10, 2002 and October 17, 2002 (in an order deeming certain orders in the Adelphia case applicable to the Debtor), the Bankruptcy Court approved certain orders that were designed to minimize the disruption of the Debtor’s business operations and facilitate their reorganization, including the following:

a.             Case Administration

The Bankruptcy Court established notice procedures and granted an extension of the time to file the Debtor’s schedules and statements of financial affairs.  Although the Bankruptcy Court deemed certain orders in the Adelphia case applicable to the Debtor, it did not approve the joint administration of the Debtor with Adelphia chapter 11 cases.  As a result, Adelphia’s plan of reorganization or sales of assets does not include in any way the Debtor’s estate.

b.             Payments on Account of Certain Prepetition Claims

The Bankruptcy Court authorized the following prepetition payments:  (1) wages, compensation and employee benefits; (2) sales and use taxes and regulatory fees, including certain franchise fees; and (3) warehouse expenses.  In addition, the Debtor was authorized to honor certain prepetition customer obligations and continue certain customer related practices.

c.             Business Operations

The Bankruptcy Court authorized the Debtor to:  (1) continue prepetition premium obligations under workers’ compensation insurance policies and all other insurance policies; (2) maintain existing bank accounts and business forms; (3) continue its existing cash management system; (4) continue prepetition investment practices; and (5) provide adequate assurance to utility companies.

2.             Motion to Dismiss

On October 11, 2002, ML Media filed a motion to dismiss the Debtor’s Chapter 11 Case, arguing, inter alia, that (i) the petition was filed as a litigation tactic in the Recap Dispute and because there was sufficient assets to satisfy claims of third party creditors, (ii) the petition was filed by only one partner without contractual or statutory authority and (iii) even if it were a de facto involuntary filing, the Debtor did not meet the standards for sustaining an involuntary bankruptcy.  Both Century and the Official Committee of Unsecured Creditors in Adelphia’s Chapter 11 Case opposed the motion to dismiss, arguing that the petition was properly filed pursuant to Century’s management authority provided in the Recap Agreement.  On April 21, 2003, the Bankruptcy Court denied the motion to dismiss.

3.             Retention of Counsel

On the filing date, Adelphia sought to have the law firm of Willkie, Farr & Gallagher retained as the Debtor’s bankruptcy counsel. This motion was denied by the Bankruptcy Court.  Thereafter, the Debtor also sought to retain Daniel J. Aaron, P.C. (“Aaron”) as Special Litigation Counsel, and ML Media objected on the ground that Aaron, who had been hired by Century to represent the Debtor in the Recap Dispute, was not disinterested.  By Order dated November 4, 2002, the Bankruptcy Court approved limited terms of Aaron’s retention so that the Debtor would be represented pending a determination as to whether the petition would be dismissed.

On September 30, 2003, one year after the Petition Date, the Debtor’s application to retain Morgan, Lewis & Bockius LLP (“MLB”) as counsel for the Debtor was granted.

4.             The Protocol

As a result of the Debtor’s ownership and management board representation being evenly held by ML Media and Century, and due to the litigation between the Partners with respect to the Recap Agreement, a strong possibility existed that certain matters would arise which would lead to an impasse of the management board.  In order to ensure that the Debtor was not paralyzed, and thus unable to fulfill its obligations as a debtor-in-possession, the Partners and the Debtor, as advised by MLB, formulated a certain protocol, dated August 27, 2003 (the “Protocol”), to provide guidelines for situations in which a potential impasse may arise.  The Protocol ensures that the Debtor’s rights, assets and enterprise value are protected and that MLB, as Debtor’s counsel, has clear instructions to follow should an impasse occur.  The Bankruptcy Court approved the Protocol on December 12, 2003.

5.             Schedules of Assets and Liabilities and Statement of Financial Affairs

On February 21, 2003, the Debtor filed the Schedules of Assets and Liabilities and Statements of Financial Affairs.  These documents contain basic information for the benefit of creditors and parties in interest.

6.             Tele-Guia Settlement

Tele-Guia, a corporation organized under the laws of the Commonwealth of Puerto Rico, filed a complaint in the United States District Court for the District of Puerto Rico against

“Adelphia de Puerto Rico” and/or Adelphia, along with other parties, alleging, among other things, that Adelphia de Puerto Rico and/or Adelphia infringed upon and continue to infringe upon certain patents (the “Patents”) purportedly owned by Tele-Guia.  Although no legal entity exists with the defendant named as “Adelphia de Puerto Rico,” the Debtor and Subsidiary have informally utilized such name from time to time.

After extensive negotiation, the Debtor and Subsidiary proposed a settlement offering to pay Tele-Guia $145,000.00, and Tele-Guia would withdraw, with prejudice, the complaint.  Further, the Debtor, Subsidiary, Century, Adelphia (and its affiliated debtors) and ML Media Partners, L.P. (collectively, the “Released Entities”) would obtain a release from Tele-Guia as part of the settlement for, among other things, any and all causes of action of any kind or nature, that are based upon, connected to, relating to or arising out of the Patents at issue in the complaint by any of the Released Entities in Puerto Rico, the complaint and the facts and circumstances which gave rise to the complaint.

Further, the Settlement required Tele-Guia to grant the Debtor and Subsidiary a non-exclusive license for use of the Patents for the life of the Patents and any other patents issued in the future based on the Patents.

The settlement with Tele-Guia was approved pursuant to an Order of the Bankruptcy Court dated June 10, 2004.

7.             DK International Sales Settlement

The Debtor and DK International Sales (“DKIS”) entered into a certain Pay Per View Television License Agreement, dated as of October 24, 2001, relating to the live broadcast of certain boxing matches on November 17, 2001, including one between Hasim Rahman and Lennox Lewis, from which certain disputes arose relating to the broadcast of such programming (the “Programming Dispute”).  DKIS filed a proof of claim (the “Proof of Claim”) with the Bankruptcy Court with respect to the Programming Dispute.

On April 6, 2004, DKIS entered into a certain Pay Per View Television License (the “Ruiz/Oquendo Agreement”) with Adelphia relating to the live broadcast of certain boxing matches on April 17, 2004, including one between John Ruiz and Fres Oquendo.  The Ruiz/Oquendo Agreement provided that the Debtor pay DKIS the sum of $21,992.60 in full satisfaction of the Programming Dispute.  The Debtor disputed the validity of the provisions which purported to settle the Programming Dispute, and accordingly, the Programming Dispute remained unresolved.

In order to resolve the Programming Dispute, the Debtor made an offer to pay DKIS the sum of $23,185.55, representing $15,519.28 in principal plus $7,666.27 in interest as of September 28, 2004, of which $6,723.81, representing Puerto Rico’s required 29% income tax withholding, would be paid by the Debtor directly to the Puerto Rico Treasury Department on behalf of DKIS.

The Debtor and DKIS would, subject to the conditions expressly set forth in the proposed settlement, mutually release, waive and discharge forever any and all causes of action of any kind that each may have or could have asserted against the other relating to the Programming Dispute.

The settlement with DKIS was approved pursuant to an Order of the Bankruptcy Court dated November 1, 2004.

8.             Payment of Undisputed Pre-Petition Claims

By order dated June 15, 2004, the Bankruptcy Court expunged certain claims against the Debtor.  As a result, the aggregate remaining undisputed claims against the Debtor were $31,707.63 (the “Agreed Claims”).  In the opinion of both Adelphia and ML Media (even assuming, arguendo, that the unliquidated claims of the Rigas entities and the Daniels & Associates claim in the amount of approximately $1.76 million were ultimately determined to be valid), the Debtor would be both solvent and able to pay such claims at a later date out of the Debtor’s cash on hand.  Both ML Media and Adelphia and respective affiliate parties were the only remaining parties who had filed claims against the Debtor (and directly or indirectly are the owner of 100% the equity of the Debtor) and each consented to payment of the Agreed Claims.

The Bankruptcy Court entered an Order on February 17, 2005 authorizing the Debtor to pay the Agreed Claims, together with post-petition interest at the Federal funds rate.

9.             Proofs of Claim

The Debtor has filed proofs of claims against various Adelphia debtors, seeking liquidated and unliquidated amounts.  Discovery with respect to these claims is proceeding.

E.             The Plan and Sale Processes

In early 2004, ML Media received an expression of interest from a prospective third party purchaser seeking to purchase 100% of the joint venture.  At that time, Adelphia desired to retain its 50% interest.  As a result, ML Media filed motions with the Bankruptcy Court seeking authority to proceed with a sale transaction.  In connection therewith, the Debtor’s exclusive period was modified to enable the Debtor, ML Media or Adelphia to file a proposed plan of reorganization for the Debtor.

Thereafter, pursuant to section 1121 of the Bankruptcy Code, the Debtor has requested, and the Bankruptcy Court has granted, a number of extensions of the period during which the Debtor and the Partners have the exclusive right to file a plan of reorganization (the “Exclusive Period”) and solicit acceptances thereto (the “Solicitation Period”).  On June 28, 2005, the Bankruptcy Court extended the Exclusive Period and Solicitation Period to September 28, 2005 and November 22, 2005, respectively.

These proceedings resulted in a dual track process whereby Adelphia solicited proposals for a sale of 50% of the Joint Venture and ML Media solicited proposals for a sale of 100% of the Joint Venture with the active assistance of the financial advisors retained by each of the parties.  Numerous confidentiality agreements were executed, non-binding bids were received by the Partners, and Adelphia and ML Media each conducted negotiations regarding sale proposals.  As a result of this process, it became apparent that a sale of 100% of the joint venture interests would bring the greatest value, and Century informally agreed to join with ML Media in a potential sale of all of the interests in the Joint Venture.

These efforts culminated in negotiations with one or more affiliates of a potential third-party purchaser, San Juan Cable LLC (the “Buyer”), which was interested in acquiring the Debtor and Subsidiary and which was acceptable to both Partners.

Pursuant to negotiations with the Buyer, the Debtor obtained approval to file under seal certain motions approving the terms of a reimbursement agreement and subsequent amendments thereto.  On June 3, 2005, the Debtor entered into an agreement (the “Acquisition Agreement”) to sell 100% of the interests in the Debtor and Subsidiary for $520,000,000 (subject to adjustments) to the Buyer.  The closing of the Acquisition Agreement is subject to, among other things, confirmation of the Plan.

Pursuant to the terms of the Acquisition Agreement, the Debtor was required to obtain approval from the Bankruptcy Court of the break-up fee and expense reimbursement provisions in the Acquisition Agreement (the “Bidding Protections”).  The Bidding Protections require reimbursement of the Buyer by the Debtor of up to (a) $6 million upon the occurrence of certain termination events and (b) a break-up fee of 3%, or $15,600,000, upon the authorization or consummation of an alternative sale transaction.  Under certain circumstances, Century and/or ML Media may be responsible for 50% of the break-up fee.  The Bankruptcy Court entered an order approving the Bidding Protections on June 20, 2005.

The Confirmation Hearing will, among other things, constitute the hearing for approval of the Acquisition Agreement (and the Confirmation Order will, among other things, approve the Acquisition Agreement and the transactions contemplated therein).

OBJECTIONS TO APPROVAL OF THE ACQUISITION AGREEMENT OR THE PLAN MUST BE IN WRITING, FILED WITH THE BANKRUPTCY COURT AND SERVED ON (i) COUNSEL FOR ML MEDIA, (ii) COUNSEL FOR CENTURY, (iii) COUNSEL FOR THE DEBTOR, (iv) COUNSEL FOR THE BUYER, AND (v) THE U.S. TRUSTEE, SO AS TO BE RECEIVED         DAYS BEFORE THE CONFIRMATION HEARING.

Since all Allowed Claims will be paid in full in cash under the Plan as a result of the Acquisition Agreement, the Debtor believes that the Plan and the Acquisition Agreement are in the best interests of the Debtor’s estate and its creditors.

F.             Solicitation

The Debtor is hereby soliciting (the “Solicitation”) votes for acceptance of the Plan under the Bankruptcy Code from the holders of Equity Interests (Class 6), which class is Impaired by the Plan.  The Debtor is not soliciting votes from the holders of any other claims in any other Class, since all Allowed Claims will be paid in full and are unimpaired under the Plan and such holders are conclusively presumed to have accepted the Plan.  The Court has fixed 5:00 p.m. Eastern Standard Time on               ,         , 2005 as the record date for the determination of holders of Claims entitled to vote on the Plan.

ARTICLE III
THE PLAN OF REORGANIZATION

A.            Introduction

The Plan is the culmination of over one year of extensive multi-party negotiations. Century and ML Media, as the owners of the Debtor, have explored numerous exit strategies for the Debtor, including, but not limited to, a sale of the Debtor’s assets, a “stand-alone” reorganization, a sale of only the 50% ownership interest held by either ML Media or Century, and a sale of 100% of the ownership interests by both ML Media and Century.  Since the value to be derived under any scenario greatly exceeds the amount of estimated allowed claims against the Debtor, the structure of the Plan and the Sale Transaction has been driven by the negotiations between the Buyer, on the one hand, and the Sellers (i.e., ML Media and Century), on the other hand.

In short, the Plan will implement the sale of the ownership interests of ML Media and Century in the Debtor (and the Debtor’s interest in its wholly-owned Subsidiary) to the Buyer in exchange for approximately $520 million, subject to adjustments as provided in the Acquisition Agreement.  Upon the Effective Date of the Plan, cash sufficient to pay all allowed claims in all Classes in full (and to fully fund a Disputed Claims Reserve) will be placed in the Plan Funding Reserve and then distributed to creditors in accordance with the terms of the Plan.

B.            Funding the Plan

The cash necessary to fund the Plan will come from (i) cash on hand in the Debtor’s accounts, (ii) cash to be generated from operations through the Effective Date of the Plan and (iii) approximately $520 million of sales proceeds to be paid by Buyer.

At present, Debtor estimates that the aggregate total of all Allowed and disputed claims is approximately $415 million(3) — less than the sales proceeds to be received under the Acquisition Agreement.

C.            Classification of Claims and Interests

1.             Summary

The Plan contains six Classes of Claims against and Interests in the Debtor pursuant to Section 1122 of the Bankruptcy Code plus provisions for the treatment of Administrative Expense Claims and Priority Tax Claims as follows:

TYPE OF CLAIM	TREATMENT

Administrative Expense Claim	Paid in full

Priority Tax Claims	Paid in full

(3)           This amount is comprised of: ML Media’s claim (approximately $370 million); Adelphia’s claim (approximately $30 million); Highland Holdings’ claim ($10 million); Daniels’ claim (approximately $1.7 million); and the balance of administrative and other claims.

TYPE OF CLAIM	TREATMENT

Class 1: Secured Claims	Unimpaired

Class 2: Priority Claims	Unimpaired

Class 3: Personal Injury and Other Insured Claims	Unimpaired

Class 4: General Unsecured Claims	Unimpaired

Class 5: Litigation Claim	Unimpaired

Class 6: Equity Interests	Impaired

Any Class of Claims that is not occupied by at least one Allowed Claim (or a Claim temporarily Allowed under Rule 3018 of the Bankruptcy Code) as of the Confirmation Hearing shall be deemed deleted from the Plan for all purposes.

The specific treatment of all unclassified and classified claims and interests follows below.

2.             Treatment of Unclassified Claims

As provided in Section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims and Priority Tax Claims against the Debtor are not classified for the purposes of voting on or receiving distributions under the Plan.  All such Claims are instead treated in accordance with Article 2 of the Plan.

(a)           Administrative Expense Claims (other than Professional Fees).  All Administrative Expense Claims shall be paid in full, in Cash, from the Plan Funding Reserve (1) when and as such Administrative Expense Claims become due and owing by their ordinary course terms, (2) in such amounts as are Allowed by the Bankruptcy Court upon the later of the Effective Date, the date upon which there is a Final Order allowing such Administrative Expense Claim or any other date specified in such order, or (3) as may be agreed upon between the holder of such Administrative Expense Claim and the Debtor or, on or after the Effective Date provided that nothing herein shall be in derogation of the obligations of Buyer or New CMLCV, if any, to make such payments (and for the Purchase Price to be adjusted), all as provided for in the Acquisition Agreement.

The Debtor is not aware of any Administrative Expense Claims other than Professional Fees at this time.

(b)           Professional Compensation and Expense Reimbursement Claims.  All entities seeking an award by the Bankruptcy Court of Professional Fees, or of compensation for services rendered or reimbursement of expenses incurred through and including the Confirmation Date under Sections 503(b)(2), 503(b)(3), 503(b)(4) or 503(b)(5) of the Bankruptcy Code, (1) shall file their respective final applications for allowances of compensation for services rendered and reimbursement of expenses incurred through the Effective Date within thirty (30) days after the Effective Date, and (2) if granted such an award by the Bankruptcy Court, shall be paid in full from the Plan Funding Reserve in such amounts as are Allowed by the

Bankruptcy Court (i) on the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim, or as soon thereafter as is practicable, (ii) upon such other terms as may be mutually agreed upon between such holder of an Allowed Administrative Expense Claim and the Debtor or, on and after the Effective Date, Century and ML Media or the Plan Administrator, if appointed, or (iii) in accordance with the terms of any applicable administrative procedures order entered by the Bankruptcy Court.  All Professional Fees for services rendered in connection with the Chapter 11 Case and the Plan after the Effective Date, including, without limitation, the resolution of Disputed Claims, shall be paid from the Plan Funding Reserve by Century and ML Media or the Plan Administrator, if appointed, upon receipt of an invoice therefor, or on such other terms as may be agreed to, without the need for further Bankruptcy Court authorization or entry of a Final Order.  If Century and ML Media or the Plan Administrator, if appointed, and any Professional cannot agree on the amount of post-Effective Date fees and expenses to be paid to such Professional, such amount shall be determined by the Bankruptcy Court.

Pursuant to an order of the Bankruptcy Court, the Debtor’s professionals have been receiving payment on a current monthly basis, subject to a 20% holdback of fees.

(c)           Priority Tax Claims.  Allowed Priority Tax Claims shall be paid in full, in Cash from the Plan Funding Reserve, upon the later of (i) the Effective Date, (ii) the date upon which there is a Final Order allowing such Claim as an Allowed Priority Tax Claim, (iii) the date that such Allowed Priority Tax Claim would have been due if the Chapter 11 Case had not been commenced, or (iv) upon such other date and such other terms as may be agreed to between the Century and ML Media or the Plan Administrator, if appointed, and any holder of an Allowed Priority Tax Claim.

The Debtor estimates that Priority Tax Claims will aggregate approximately $1,253,087.00.

3.             Classification and Treatment of Classified Claims

Class 1 —  Secured Claims (Unimpaired)

(a)           Impairment and Voting.  Class 1 is unimpaired by the Plan.  Consequently, each holder of an Allowed Secured Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

(b)           Treatment and Distributions.  Each holder of an Allowed Secured Claim shall receive, in full and final satisfaction thereof, either (i) cash from New CMLCV if such claim is an Assumed Sale Liability; otherwise Cash from the Plan Funding Reserve; in either case, in an amount equal to such Allowed Secured Claim, (ii) a return of its collateral or (iii) such other treatment as shall satisfy the requirements of Section 1124(2) of the Bankruptcy Code, on the later of the Effective Date or the date such Secured Claim becomes an Allowed Secured Claim, or as soon thereafter as is practicable, unless the holder of an Allowed Secured Claim agrees to a different treatment thereof.

The Debtor is not aware of any Secured Claims at this time.

Class 2 – Priority Claims (Unimpaired)

(a)           Impairment and Voting.  Class 2 is unimpaired by the Plan.  Consequently, each holder of an Allowed Priority Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

(b)           Treatment and Distributions.  To the extent not satisfied by the Debtor in accordance with the terms of an order of the Bankruptcy Court dated October 10, 2002 which, among other things, authorized the payment of pre-petition wages and other employee expenses and benefits, each holder of an Allowed Priority Claim shall receive, in full and final satisfaction thereof, cash from the Plan Funding Reserve in an amount equal to such Allowed Priority Claim on the later of the Effective Date or the date such claim becomes Allowed, or as soon thereafter as practicable.

The Debtor is not aware of any Priority Claims at this time.

Class 3 – Personal Injury and Other Insured Claims (Unimpaired)

(a)           Impairment and Voting.  Class 3 is unimpaired by the Plan.  Consequently, each holder of an Allowed Personal Injury or Other Insured Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

(b)           Treatment and Distributions.  All Personal Injury and Other Insured Claims are Disputed Claims under the Plan, and shall be determined by the court with jurisdiction over each such Personal Injury and Other Insured Claim.  To the extent a Personal Injury or Other Insured Claim (x) becomes an Allowed Claim and (y) is an Assumed Sale Liability, such Personal Injury or Other Insured Claim shall be paid in cash by New CMLCV to the extent not covered by insurance.  All other Personal Injury or Other Insured Claims shall be paid in cash from the Plan Funding Reserve to the extent they become Allowed Claims and are not covered by insurance.

Class 4 – General Unsecured Claims (Unimpaired)

(a)           Impairment and Voting.  Class 4 is unimpaired by the Plan.  Consequently, each holder of an Allowed General Unsecured Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

(b)           Treatment and Distributions.  To the extent not satisfied by the Debtor prior to the Effective Date, on the Effective Date or as soon thereafter as practicable, each holder of an Allowed General Unsecured Claim shall receive, in full and final satisfaction of such Allowed General Unsecured Claim, a cash payment from the Plan Funding Reserve equal to the Allowed amount of such Claim, plus post-petition simple interest at the rate set forth in 28 USC §1961, as of the Commencement Date.

(c)           Rigas Claims.  All Rigas Claims shall be deemed Disputed Claims.  All Rigas Claims have been withdrawn other than that of Highland Holdings, in the amount of $10,000,000 plus unliquidated damages.

Undisputed General Unsecured Claims have been paid pursuant to the Bankruptcy Court’s orders dated October 10, 2002 and February 5, 2005, and the remaining claims are disputed and unliquidated and thus cannot be determined at this time.

Class 5 – Litigation Claims (Unimpaired)

(a)           Impairment and Voting.  Class 5 is unimpaired by the Plan.  Consequently, each holder of an Allowed Litigation Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

(b)           Treatment and Distributions.  The Litigation Claims shall be deemed Disputed Claims.  Upon such claim being allowed by a Final Order, each holder of an Allowed Litigation Claim shall receive, in full and final satisfaction thereof, a cash payment from the Sellers Escrow Account equal to the amount of such Allowed Litigation Claim, plus post-petition interest at such rate as determined by the Bankruptcy Court or as may be agreed to by the parties.

(c)           Distribution if the Litigation Claims are Settled.  If the Litigation Claims are settled pursuant to a writing signed by ML Media, Adelphia and Century and approved by a Final Order of the Bankruptcy Court (the “Settlement”), then notwithstanding anything to the contrary contained in the Plan, the Litigation Claims (if any) shall be paid from the Sellers Escrow Account and shall be distributed as soon as reasonably practicable thereafter, to Century and ML Media (or their designees) in accordance with the Settlement.

The Litigation Claims are disputed and unliquidated and thus cannot be determined at this time.

Class 6 – Equity Interest (Impaired)

(a)           Impairment and Voting.  Class 6 is impaired by the Plan.  Consequently, each holder of an Allowed Equity Interest is entitled to vote to accept or reject the Plan.  The sole holders of Equity Interests are ML Media (50%) and Century (50%).

(b)           Treatment and Distributions.  After the Litigation Claims have been Allowed by a Final Order and satisfied pursuant to the Class 5 - Litigation Claims distribution terms above (including, without limitation, with respect to the validity and enforceability of the claims of ML Media under the Pledge Agreement), the balance of the Sellers Escrow Account and the Plan Funding Reserve shall be distributed to ML Media and Century in accordance with Section 5.5 of the Plan; provided, that, pursuant to order of the Bankruptcy Court, on an interim basis and without prejudice to any party, upon the Effective Date, in the event that ML Media is required to satisfy certain tax obligations and therefore determines that a distribution is appropriate, up to a $70,000,000 distribution shall be made to each of Century and ML Media.  In addition, on the Effective Date, all Equity Interests shall be sold, transferred and assigned to Buyer, pursuant to the Acquisition Agreement, free and clear of all Claims, Liens and Causes of Action, and New CMLCV and the Buyer shall have no liability or obligations to any holders of any Equity Interests, except as may be expressly provided for in the Acquisition Agreement.

4.             Assumed Sale Liabilities.

For the avoidance of doubt, all Assumed Sale Liabilities shall become reinstated as liabilities and obligations of New CMLCV, and no consideration shall be payable from the Plan Funding Reserve, Sellers Escrow Account or the Estate under the Plan with respect to such Assumed Sale Liabilities.  For the avoidance of doubt, all Liens, Claims and encumbrances that are not Assumed Sale Liabilities shall not be liabilities or obligations of New CMLCV or Buyer.

5.             Special Provision Governing Unimpaired Claims

Except as otherwise provided in the Plan, nothing under the Plan shall affect the Debtor’s or the Plan Administrator’s, if appointed, rights in respect of any unimpaired Claims, including, but not limited to, all rights in respect of legal and equitable defenses to or setoffs or recoupments against such unimpaired Claims.

ARTICLE IV
LIQUIDATION ANALYSIS

The Plan satisfies the requirements of section 1129(a)(7) as each holder of a claim in an impaired class, to wit, the Partners, has accepted the Plan.  Furthermore, all claimants are to receive a 100% distribution on their Allowed Claims plus post-petition interest which is, by its terms, a distribution equal to or greater than that which would be received in a Chapter 7 liquidation.

ARTICLE V
MEANS FOR IMPLEMENTATION OF THE PLAN

A.            Continued Operations and Vesting of Assets

As a result of the Sale Transaction, the Debtor will have few, if any, remaining assets to liquidate.  However, a mechanism is needed for continued efforts relating to objections to Claims, for the prosecution and collection of future recoveries, the resolution of the Disputed Claims and for the liquidation of remaining Estate assets, if any.  As such, the Plan provides for the creation of the Sellers Escrow Account and the Plan Funding Reserve, with the administration and closing of the Estate to be handled by ML Media and Century or by a Plan Administrator, if appointed.

Upon entry of the Confirmation Order and the consummation of the Sale Transaction, the Buyer shall own 100% of the Equity Interests of the Debtor, and the Debtor shall own 100% of the Equity Interests of Subsidiary.  On the Effective Date, Buyer shall pay to Sellers Escrow Account the portion of the Purchase Price provided under the Acquisition Agreement.  The Sellers Escrow Agent shall hold the proceeds of the Sale Transaction in accordance with the Acquisition Agreement, the Plan, Sellers Escrow Agreement and any Final Order of the Bankruptcy Court, and shall be empowered and authorized, without further Bankruptcy Court approval, to invest funds and distribute funds in the Sellers Escrow Account to Century and ML Media or the Plan Administrator, if appointed, in accordance with the terms of the Plan and the Sellers Escrow Agreement.

Further, on the Effective Date, in accordance with the terms of the Sellers Escrow Agreement, the Sellers Escrow Agent shall release to Century and ML Media or the Plan Administrator, if appointed, funds sufficient to fund the Plan Funding Reserve in an amount equal to the sum of (i) an amount sufficient to satisfy all Allowed Claims in full, (ii) the Disputed Claims Reserve, and (iii) the Retained Cash.  Any monies remaining in the Plan Funding Reserve after satisfaction of all obligations entitled to be paid from such reserve shall be (a) deposited in the Sellers Escrow Account or (b) if such account is not then in existence, distributed to the holders of the Equity Interests.

During the period after the Confirmation Date and prior to the Effective Date, the Management Board shall continue to operate the Debtor’s businesses in accordance with the terms of the Joint Venture Agreement and any applicable Orders of the Bankruptcy Court, subject to all applicable requirements of the Bankruptcy Code and the Bankruptcy Rules.  After the Effective date, neither ML Media nor Century shall have any obligation to perform services or any right to receive any compensation for such services under the Joint Venture Agreement.  On or prior to the Confirmation Date, ML Media and Century shall execute (and file with the Bankruptcy Court), a written agreement containing mutually satisfactory terms with respect to the services, if any, to be performed by each of them after the Effective Date (and the compensation for those services) in connection with the liquidation of the Estate.

Except as may be expressly provided in the Acquisition Agreement, neither New CMLCV nor Buyer shall bear any responsibility or liability (monetary or otherwise) with respect to the administration of the Estate after the Effective Date, any compensation arising from the administration of the Estate, or any indemnification or other claim arising from the administration of the Estate.

Upon the Effective Date, except as otherwise provided in the Plan or the Acquisition Agreement, the management, control and liquidation of the Transferred Assets (other than the Transferred Assets that are to be assigned, terminated or released pursuant to the Acquisition Agreement or the terms of the Plan) shall become the responsibility of one or both of Century and ML Media or the Plan Administrator, if appointed.  Such party shall be vested with full legal power, capacity and authority, and shall administer the Transferred Assets and implement and consummate the Plan in accordance with the terms thereof or the Plan Administrator Agreement, if such agreement is executed.

Century and ML Media or the Plan Administrator, if appointed, shall (i) maintain the Plan Funding Reserve which shall include Cash sufficient to make all distributions required under the Plan and close the Debtor’s Chapter 11 Case; (ii) calculate and implement all distributions in accordance with the Plan; (iii)  pay any post-confirmation fees due pursuant to 28 U.S.C. § 1930(a)(6) until a final decree is entered; (iv) make periodic reports of the status of the liquidation of the Estate and Claims reconciliation process until such time as the Estate is closed; (v) prepare and file final tax returns for the Debtor; and (vi) perform such other responsibilities as may be necessary and proper to carry out the provisions of the Plan in compliance with the terms required under the Acquisition Agreement.  It is unlikely that any preference actions will be brought in light of the 100% distribution to unsecured creditors.

B.            Sources of Cash for Plan Distribution

All Cash necessary for the Debtor to make payments pursuant to the Plan shall be obtained from existing cash balances, the Debtor’s operations and the proceeds of the Sale Transaction.

ARTICLE VI
TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A.            Assumption of Executory Contracts and Unexpired Leases

On the Effective Date, all of the Debtor’s executory contracts or unexpired leases (except for Rigas Agreements and any such lease or contract which is a Transferred Asset) will be deemed assumed by Debtor for the benefit of New CMLCV in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code except those executory contracts and unexpired leases that (i) have been rejected by Final Order of the Bankruptcy Court, (ii) are the subject of a motion to reject pending on the Effective Date, or (iii) are rejected by virtue of their inclusion on the Schedule of Contracts/Leases to be Rejected to be filed as part of the Plan Supplement pursuant to the terms of the Plan.  Entry of the Confirmation Order by the Court shall constitute approval of such assumptions and rejections pursuant to sections 365(a) and 1123 of the Bankruptcy Code.

On the Effective Date, or as soon as practicable thereafter, the Debtor shall cure all defaults under any executory contract or unexpired lease assumed under the Plan by making a Cash payment from the Plan Funding Reserve in an amount agreed to between the Debtor and the claimant (or as fixed pursuant to a Final Order of the Bankruptcy Court).  Nothing herein or in the Plan shall constitute or be deemed a waiver of Debtor’s right to assert any defense or objection to any cure claim.  Nothing in Section 7.01(a) of the Plan shall impose any obligation (monetary or otherwise) on New CMLCV or the Buyer that New CMLCV or the Buyer has not otherwise agreed to assume pursuant to the terms of the Acquisition Agreement.

All Rigas Agreements as to which the Debtor is a party shall be deemed automatically rejected in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code as of the Effective Date, unless such Rigas Agreement (i) shall have been previously assumed by the Debtor by order of the Bankruptcy Court, (ii) is the subject of a motion to assume pending on or before the Effective Date, or (iii) is specifically scheduled to be assumed on the executory contract schedule to be filed with the Plan Supplement.

If the Buyer requests the rejection of any executory contracts or unexpired leases, than the Buyer shall pay any resulting Allowed rejection claim.

Notwithstanding anything in the Plan to the contrary, ML Media and Century reserve their respective rights with respect to the treatment of the Leveraged Recap Agreement under the Plan.

B.            Claims Based on Rejection of Executory Contracts or Unexpired Leases

All proofs of claim with respect to Claims arising from the rejection of executory contracts or unexpired leases, if any, must be filed with the Court within thirty (30) days after notice of entry of the Confirmation Order.  Any Claims arising from the rejection of an executory contract or unexpired lease not filed within such time will be forever barred from assertion against Debtor, New CMLCV, its Estate and property, Century and ML Media or the Plan Administrator, if appointed, and the Buyer, unless otherwise ordered by the Bankruptcy Court or provided in the Plan. All such Claims arising from the rejection of executory contracts or unexpired leases shall, unless otherwise ordered by the Bankruptcy Court, be treated as General Unsecured Claims under the Plan (other than rejected Rigas Agreement Claims which shall be deemed Disputed Claims).

C.            Insurance Policies

Each of the Debtor’s insurance policies and any agreements, documents or instruments relating thereto that are being conveyed to Buyer under the Acquisition Agreement are treated as executory contracts under the Plan.  Notwithstanding the foregoing, distributions under the Plan to any holder of a Claim covered by any such insurance policies and related agreements, documents or instruments that are assumed hereunder, shall be in accordance with Article 4 of the Plan, and holders of Allowed Personal Injury and Other Insured Claims shall continue to be able to assert such Claims under any applicable insurance policy to the maximum extent permitted by law.

D.            Compensation and Benefit Programs

In accordance with the Acquisition Agreement, all employment plans, practices, programs and policies maintained by the Debtor as of the Confirmation Date shall remain in full force and effect following the Confirmation Date and shall be assumed by New CMLCV (with any costs being paid by Debtor except to the extent that any such costs do not constitute Excluded Liabilities in which case such costs shall be paid by the Buyer or New CMLCV), subject to any and all rights under applicable non-bankruptcy law to amend or terminate such plans, programs and policies.

ARTICLE VII
PROVISIONS GOVERNING DISTRIBUTIONS

A.            Method of Distributions

Subject to Bankruptcy Rule 9010, unless otherwise expressly provided for herein or under the Acquisition Agreement or by Bankruptcy Court order, all distributions under the Plan shall be made by Century and ML Media, or the Plan Administrator, if appointed, the Sellers Escrow Agent, or as otherwise directed by Order of the Bankruptcy Court to the holder of each Allowed Claim, or Equity Interest, at the address of such holder as listed in the Debtor’s books and records or on the Schedules as of the Confirmation Date, unless the appropriate party has been notified in writing of a change of address, including, without limitation, by the filing of a proof of claim or notice of transfer of claim filed by such holder that provides an address, if any, for such holder different from the address reflected in the Debtor’s books and records or on the Schedules.

As of the close of business on the Confirmation Date, the claims register and transfer ledgers of the Debtor shall be closed, and there shall be no further changes in the record holders of any Claims or Equity Interests.  Century and ML Media, the Plan Administrator, if appointed, or the Sellers Escrow Agent shall not have any obligation to recognize any transfer of any Claims or Equity Interests occurring after the close of business on the Confirmation Date, and shall instead be entitled to recognize and deal for all purposes under the Plan with only those holders of record as of the close of business on the Confirmation Date.

B.            Distributions With Respect to Disputed Claims

Distributions with respect to Disputed Claims shall be made in accordance with Article VI of the Plan, as discussed in Article VIII, infra.

C.            Undeliverable or Unclaimed Distributions

Any checks received pursuant to the Plan which are not presented for payment within sixty (60) days of the date of issuance shall be deemed void, and such funds shall be returned to the Plan Funding Reserve for distribution in accordance with Section 4.6 of the Plan.

In connection with the Plan, to the extent applicable, the Debtor shall comply with all tax withholding and reporting requirements imposed on it by any governmental unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements.

D.            Timing of Distributions

Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be made on the next succeeding Business Day.

E.             Setoffs

Unless expressly set forth in the Plan or the Acquisition Agreement, nothing contained herein or in the Plan shall constitute a waiver or release by the Debtor of any rights and setoffs that the Debtor may have against any Person.

ARTICLE VIII
PROCEDURES FOR RESOLVING DISPUTED CLAIMS

A.            Prosecution of Objections to Claims

Except as to applications for allowance of compensation and reimbursement of expenses under Sections 330 and 503 of the Bankruptcy Code (with respect to which procedures respecting objections shall be governed by Section 2.2(d) of the Plan and the Confirmation Order or other Final Order), Century and ML Media or the Plan Administrator, if appointed, shall have the exclusive right to make and file objections to Administrative Expense Claims, Claims and Equity Interests subsequent to the Confirmation Date.  All objections shall be litigated to Final Order; provided, however, that Century and ML Media or the Plan Administrator, if appointed, shall have the authority to compromise, settle, otherwise resolve or withdraw any objections.  Unless otherwise ordered by the Bankruptcy Court, all objections to Administrative Expense Claims, Claims or Equity Interests that are the subject of proofs of claim or requests for payment filed with the Bankruptcy Court (other than applications for allowances of compensation and reimbursement of expenses), shall be filed and served upon the holder of the Administrative Expense Claim, Claim or Equity Interest as to which the objection is made as soon as is practicable, but in no event later than ninety (90) days after the Effective Date or such later date as may be approved by the Bankruptcy Court upon motion by Century and ML Media or the Plan Administrator, if appointed, without notice and a hearing.  Except as may be provided under the Acquisition Agreement, Century and ML Media or the Plan Administrator, if appointed, shall receive advance approval from Buyer before reaching any settlement or initiating any litigation with respect to any disputed Claim that is an Assumed Sale Liability.  Century and ML Media or the Plan Administrator, if appointed, shall use reasonable efforts to consult with New CMLCV and Buyer with respect to any other Claim objection, negotiation or settlement that may directly affect the business operations of New CMLCV.

B.            Establishment and Maintenance of Reserve for Disputed Claims.

There shall be maintained a Disputed Claims Reserve equal to the aggregate of any distributable amounts of Cash to which holders of Disputed Claims would be entitled under the Plan if such Disputed Claims were Allowed Claims or such lesser amount as set, fixed or liquidated by an Order of the Bankruptcy Court.  The Disputed Claims Reserve shall not include any funds distributable on account of (i) the Adversary Proceeding and/or the Litigation Claims, (ii) Personal Injury and Other Insured Claims and (iii) any Assumed Sale Liability.   For the purposes of effectuating the provisions of Section 6.3 of the Plan and the distributions to holders of Allowed Claims, the Bankruptcy Court, on or prior to the Effective Date or such date or dates thereafter as the Bankruptcy Court shall set, may fix or liquidate the amount of Disputed Claims pursuant to Section 502(c) of the Bankruptcy Code, in which event the amounts so fixed or liquidated shall be deemed the amounts of the Disputed Claims for purposes of distribution under the Plan.  In lieu of fixing or liquidating the amount of any Disputed Claim, the Bankruptcy Court may determine or estimate the amount to be reserved for such Disputed Claim (singularly or in the aggregate), or such amount may be fixed by agreement in writing by and between Century and ML Media or the Plan Administrator, if appointed, and the holder of a Disputed Claim.

C.            Payments and Distributions on Disputed Claims

Except as otherwise provided in the Plan with respect to Litigation Claims, no payments shall be made with respect to a Disputed Claim until (and only to the extent) it becomes an Allowed Claim. As soon as practicable after a Disputed Claim becomes an Allowed Claim, the holder of a Disputed Claim which becomes an Allowed Claim subsequent to the Effective Date will receive distributions from the Disputed Claims Reserve in accordance with the Plan based upon the distribution to which such holder is then entitled under the Plan.  No holder of a Disputed Claim shall have any Claim against the Disputed Claims Reserve or Century and ML Media or the Plan Administrator, if appointed, with respect to such Claim until such Disputed Claim shall become an Allowed Claim.  Cash resulting from disallowance or settlement of any Disputed Claim shall be distributed in accordance with Section 4.6 of the Plan.

D.            Disputed Payments

In the event of any dispute between and among holders of Claims or Equity Interests and/or the holders of a Disputed Claim or Equity Interest as to the right of any Person to receive or retain any payment or distribution to be made to such Person under the Plan, Century and ML Media or the Plan Administrator, if appointed, may, in lieu of making such payment or distribution to such Person, instead hold such payment or distribution, until the disposition thereof shall be determined by a Final Order of the Bankruptcy Court or other court with appropriate jurisdiction.

ARTICLE IX
CONDITIONS PRECEDENT TO CONFIRMATION
AND CONSUMMATION OF THE PLAN

A.            Condition Precedent to Confirmation

Unless waived pursuant to Section 9.3 of the Plan, it shall be a condition to entry of the Confirmation Order that the Confirmation Order shall be in form and substance acceptable to Century and ML Media (and in form and substance acceptable to Buyer in its reasonable judgment) and shall provide that all documents necessary to consummate the Sale Transaction have been approved and the parties are authorized to perform all of their obligations thereunder.

B.            Conditions Precedent to Effectiveness of the Plan

It shall be a condition to effectiveness of the Plan that the following conditions shall have been satisfied or waived pursuant to Section 9.3 of the Plan:

(i)            the Confirmation Order in the form required by Section 7.11 of the Acquisition Agreement shall have been entered by the Bankruptcy Court and shall have become a Final Order;

(ii)           the Acquisition Agreement and any related documents shall have been finalized, fully executed and the transactions contemplated thereby that are to occur on or before the Closing Date thereunder shall have been consummated in accordance with the terms thereof; and

(iii)          all actions, other documents and agreements necessary to implement the Plan shall have been effected or executed and delivered, and no injunction or stay of any of the transactions contemplated in the Plan shall be in effect.

C.            Waiver of Conditions

The Debtor may, with the agreement of ML Media, Century and Buyer, waive one or more of the conditions to effectiveness of the Plan.

D.            Effect of Non-Occurrence of Conditions to Consummation

In the event that one or more of the conditions to effectiveness specified in Section 9.2 of the Plan have not timely occurred in accordance with the provisions of the Acquisition Agreement (and have not been waived) or such later date as may be agreed to by Debtor and Buyer, upon notification submitted by Century, ML Media or Debtor to the Bankruptcy Court on notice to parties in interest, (a) the Confirmation Order shall be vacated, (b) no distributions under the Plan shall be made, (c) the Debtor and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred and (d) the Debtor’s obligations with respect to the Claims and Equity Interests shall remain unchanged and nothing contained herein shall constitute or be deemed a waiver or release of any Claims or Equity Interests by or against the Debtor or any other person or to prejudice in any manner the rights of the Debtor or any person in any further proceedings involving the Debtor.

ARTICLE X
RELEASE, INJUNCTIVE AND RELATED PROVISIONS

A.            Subordination

The classification and manner of satisfying all Claims and Equity Interests and the respective distributions and treatments under the Plan take into account and/or conform to the relative priority and rights of the Claims and Equity Interests in each Class in connection with any contractual, legal and equitable subordination rights relating thereto whether arising under general principles of equitable subordination, Section 510(b) of the Bankruptcy Code or otherwise, and any and all such rights are settled, compromised and released pursuant to the Plan.

B.            Preservation of Rights of Action

As of and subject to the occurrence of the Effective Date, the Debtor, for and on behalf of itself and its Estate, hereby waives and releases any of the Causes of Action (including those under Sections 510, 542, 544, 547, 548, 549, 550, 551 and 553 of the Bankruptcy Code) other than against any Rigas Person which causes of action and claims shall not be waived or released and provided, that (i) the Debtor’s rights and claims in the Adversary Proceeding shall be deemed assigned to Adelphia and shall continue to be prosecuted by special litigation counsel for the Debtor appointed in the Chapter 11 Case at Adelphia’s expense, and any and all Causes of Action and defenses asserted therein shall not be waived or released under this Section, (ii) the Debtor’s Claims against Adelphia, Century and Arahova Communications, Inc. and any Rigas

Person shall be assigned to ML Media and shall be prosecuted by ML Media, and (iii) all causes of action, defenses, recoupment, and setoff rights of the Debtor relating to any Disputed Claims and Litigation Claims are expressly preserved, notwithstanding the transfer of such Claims to ML Media or Century.

ML Media and Adelphia presently dispute the interpretation of Section 2.2 of the Acquisition Agreement as it relates to the claims being transferred to ML Media and Century and reserve their rights with respect thereto.

C.            Exculpation and Release

None of the Debtor, the Debtor’s bankruptcy estate, New CMLCV, Century, Adelphia, ML Media, the Buyer, the Plan Administrator, if appointed, or any of their respective Affiliates, members, officers, shareholders, directors, employees, advisors, agents or Professionals (collectively, the “Exculpated Parties”) shall have or incur any liability to any holder of a Claim or Equity Interest (and any such claim shall be deemed released) for any act or omission in connection with, related to, or arising out of, the Chapter 11 Case, the preparation, filing, negotiation or formulation of this Disclosure Statement, the Plan, the pursuit of confirmation of the Plan including without limitation, the Sale Transaction, the consummation of the Plan or the implementation or administration of the Plan or the property to be distributed under the Plan, and any such Claim or Cause of Action shall be deemed released, except for willful misconduct or gross negligence, and, in all respects, the Exculpated Parties shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan; provided, however, that nothing in the Plan shall, or shall be deemed to, release, affect or limit any of the rights and obligations of the Exculpated Parties from, or exculpate the Exculpated Parties with respect to (i) Litigation Claims, (ii) the Debtor’s Claims and Adelphia’s Claims against each other, (iii) Adelphia’s and ML Media’s Claims and Causes of Action against each other, (iv) Debtor’s and ML Media’s Claims against each other or (v) with regard to any of the Exculpated Parties, obligations or covenants arising pursuant to the Plan or the Acquisition Agreement.

D.            Indemnity

Century and ML Media shall be indemnified and held harmless by the Debtor’s Estate against any Claim or expense (including reasonable legal fees) asserted by a party other than an Equity Interest Holder, arising out of the performance of their duties under this Plan and except to the extent such actions constitute gross negligence or willful misconduct.  The Plan Administrator, if appointed, shall be indemnified and held harmless by the Debtors’ Estate against any Claim or expense (including reasonable legal fees) arising out of the performance of its duties under this Plan, except to the extent such actions constitute gross negligence or willful misconduct.

E.             Injunction

As of the Effective Date, except as otherwise provided in the Plan, all Persons shall be permanently enjoined from commencing or continuing, in any manner or in any place, any action or other proceeding, or pursing any Claim, or effectuating any set-off, whether directly, derivatively or otherwise against any or all of the Exculpated Parties, on account of or respecting any Claims, debts, rights, Causes of Action or liabilities released or discharged pursuant to the Plan, except to the extent expressly permitted under the Plan.

F.             Discharge

(a)           Except as otherwise expressly provided in Section 1141 of the Bankruptcy Code or the Plan, the distributions made pursuant to and in accordance with the applicable terms and conditions of the Plan are in full and final satisfaction, settlement, release and discharge as against the Debtor of any debt that arose before the Effective Date, and any debt of a kind specified in Section 502(g), 502(h), or 502(i) of the Bankruptcy Code, and all Claims and Equity Interests of any nature, including, without limitation, any interest accrued thereon from and after the Petition Date, whether or not (i) a proof of claim or Equity Interest based on such debt, obligation or equity interest is filed or deemed filed under Section 501 of the Bankruptcy Code, (ii) such Claim or Equity Interest is Allowed under Section 502 of the Bankruptcy Code or (iii) the holder of such Claim or Equity Interest has accepted the Plan.  Each Holder (as well as any trustees and agents on behalf of each holder) of a Claim or interests and any Affiliate of such holder shall be deemed to have forever waived, released, and discharged the Debtor, to the fullest extent permitted by section 1141 of the Bankruptcy Code, of and from any and all Claims, Interests, rights and liabilities that arose prior to the Effective Date of any kind, nature, or description whatsoever, including any accrued interest.  The discharge granted to Debtor in the Plan shall not discharge the Buyer for any Assumed Sale Liability.

(b)           Upon the Effective Date, neither New CMLCV nor Buyer shall be liable for any liability that is not an Assumed Sale Liability.

ARTICLE XI
RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction (prior to a final decree closing this bankruptcy case) over all matters arising out of, and relating to, the Debtor’s Chapter 11 case, the Plan and the Acquisition Agreement after the Effective Date as legally permissible under Sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction for the following purposes:

1.             to hear and determine any and all objections to the allowance of any Claims or any controversies as to the classification of any Claims;

2.             to hear and determine any and all applications by Professionals for compensation and reimbursement of expenses;

3.             to hear and determine any and all pending applications for the rejection and disaffirmance of executory contracts and unexpired leases, and fix and allow any Claims resulting therefrom;

4.             to liquidate any Disputed Claim;

5.             to enforce the provisions of the Plan, the Plan Documents and the Acquisition Agreement, including the discharge, injunction, and exculpation provided for in the Plan;

6.             to enable the Debtor to prosecute any and all proceedings which have been or may be brought prior to the Effective Date, or subsequent to the Effective Date, to set aside liens or encumbrances and to recover any transfers, assets, properties, or damages to which the Debtor may be entitled under applicable provisions of the Bankruptcy Code or any federal state, or local laws;

7.             to correct any defect, cure any omission, or reconcile any inconsistency in the Plan or in the Confirmation Order as may be necessary to carry out its purpose and the intent of the Plan;

8.             to hear and determine any Claim or liability to a governmental unit which may be asserted as a result of the transactions contemplated herein;

9.             to hear and determine matters concerning state, local, and federal taxes in accordance with Sections 346, 505 and 1146 of the Bankruptcy Code;

10.           to hear and determine any disputes arising under or in connection with the Acquisition Agreement, the Sellers Escrow Agreement or the Sellers Escrow Account;

11.           to hear and determine the Litigation Claims and the Adversary Proceeding; and

12.           to determine such other matters as may be provided for in the Confirmation Order or as may be authorized under the provisions of the Bankruptcy Code.

ARTICLE XII
RISK FACTORS

THERE ARE A VARIETY OF FACTORS THAT ALL IMPAIRED HOLDERS SHOULD CONSIDER PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN.  Such factors, which, among others, consist of the following and, in each case, impact the recoveries under the Plan:

•      The financial information contained in this Disclosure Statement has not been audited and is based upon an analysis of data available at the time of the preparation of the Plan and Disclosure Statement;

•      Although the Debtor believes the Plan complies with all applicable standards of the Bankruptcy Code, the Debtor can provide no assurance that the Plan will comply with Section 1129 of the Bankruptcy Code and that the Plan will be confirmed by the Bankruptcy Court;

•      The Debtor may be required to request confirmation of the Plan without the acceptance of all Impaired Classes entitled to vote in accordance with subsection 1129(b) of the Bankruptcy Code;

•      The Debtor cannot guaranty that the Buyer will consummate the Sale Transaction under the Acquisition Agreement (in which case the Plan will be withdrawn); and

•      Any delays of either confirmation or effectiveness of the Plan could result in, among other things, increased administrative and professional fee claims.

ARTICLE XIII
INCOME TAX CONSEQUENCES OF THE PLAN

The following discussion summarizes certain federal income tax consequences of the implementation of the Plan to certain holders of Claims and is based on the Internal Revenue Code of 1986, as amended (the “Tax Code”), Treasury Regulations promulgated thereunder, judicial decisions and published administrative rules and pronouncements o f the Internal Revenue Service (the “IRS”) as in effect on the date hereof.  Changes in such rules or new interpretations thereof may have retroactive effect and could significantly affect the federal income tax consequences described below.

The federal income tax consequences of the Plan are complex and subject to significant uncertainties.  The Debtor has not requested a ruling from the IRS or an opinion of counsel with respect to any of the tax aspects of the Plan.  Thus, no assurance can be given as to the interpretation that the IRS will adopt.  In addition, this summary does not generally address state, local or non-U.S. tax consequences of the Plan, nor does it purport to address the federal income tax consequences of the Plan to special classes of taxpayers (such as foreign taxpayers, broker dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax-exempt organizations and investors in pass-through entities).  This discussion assumes that the various third-party debt and other arrangements to which the Debtor is a party will be respected for federal income tax purposes in accordance with their form.

Accordingly, the following summary of certain federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based upon the individual circumstances pertaining to a holder of a Claim.  In addition, the following summary does not address the federal income tax consequences of the Plan to holders of Equity Interests.  Holders of Equity Interests have retained separate counsel and should seek advice as to the tax consequences of the Plan from such counsel.

CIRCULAR 230 DISCLOSURE

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS OF CLAIMS ARE HEREBY NOTIFIED THAT: (1) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DISCLOSURE STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY HOLDERS OF CLAIMS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS OF CLAIMS UNDER THE INTERNAL REVENUE CODE; (2) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (3) HOLDERS OF CLAIMS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

A.            Consequences to Holders of Certain Claims.

1.             General

The Debtor believes that, upon the receipt of cash, a holder of a Claim will generally realize gain or loss equal to (1) the amount of cash less (2) the tax basis of the holder in the Claim (except to the extent attributable to accrued but unpaid interest).  The tax basis of a holder in a Claim will be equal to the holder’s cost therefor (increased by any original issue discount or market discount previously included in income by the holder and decreased by the amount of any payments, other than qualified stated interest payments, received by the holder with respect to the Claim).  In general, to the extent that any distribution to a holder of a Claim is received in satisfaction of accrued interest or amortized original issue discount during its holding period, such amount will be taxable to the holder as interest income (if not previously included in the holder’s gross income).

The characterization of gain or loss realized by a holder as capital or ordinary will be determined by a number of factors, including the tax status of the holder, whether the Claim constitutes a capital asset in the hands of the holder, whether the Claim was acquired at a market discount, whether and to what extent the holder previously had claimed a bad debt deduction, and the origin of the Claim.  The deductibility of capital losses is subject to limitations.  Any capital gain or loss recognized by a holder will be long-term capital gain or loss if the Claim was held for more than one year.

2.             Market Discount

Any holder of a Claim with the tax basis in it less than the amount payable at maturity (or possibly the “adjusted issue price”) generally will be subject to the market discount rules of the Tax Code (unless such difference is less than a prescribed de minimis amount).

Under the market discount rules, a holder is required to treat any principal payment on, or any gain recognized on the sale, exchange, retirement or other disposition of, a Claim as ordinary income to the extent of the market discount that has not previously been include din income and is treated as having accrued on such Claim at the time of such payment or disposition.  A holder could be required to defer the deduction of a portion of the interest expense of any indebtedness incurred or maintained to purchase or to carry a market discount claim, unless an election is made to include all market discount in income as it accrues.  Such an election would apply to all Claims and other debt instruments acquired by the holder on or after the first day of the first taxable year to which such election applies and may not be revoked without the consent of the IRS.

Any market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition of such Claims to their maturity date, unless the holder irrevocably elects to compute the accrual on a constant yield basis.  This election can be made on a claim-by-claim basis.

3.             Information Reporting and Withholding

All distributions to holders of Claims under the Plan are subject to any applicable withholding obligations.  Under federal income tax law, interest and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then-applicable rate.  Backup withholding generally applies if the holder: (1) fails to furnish its social security number or other taxpayer identification number (“TIN”); (2) furnishes an incorrect TIN; (3) fails properly to report interest or dividends; or (4) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is a United States person that is not subject to backup withholding.  Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax.  Certain persons are exempt from backup withholding, included, in certain circumstances, corporations and financial institutions.

ARTICLE XIV
MISCELLANEOUS PROVISIONS

A.            Payment of Statutory Fees

All fees payable pursuant to section 1930 of title 28 of the United States Code shall be paid on or before the Effective Date.  In the event of a dispute as to the amount of such fees, the Bankruptcy Court will determine the amount, if any, owed by Debtor.

B.            Amendment or Modification of the Plan

Subject to the limitations contained herein and in the Acquisition Agreement, (i) the Debtor reserves the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order and (ii) after the entry of the Confirmation Order, the Debtor may, upon order of the Court, amend or modify the Plan, in accordance with Section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.  Specifically, alterations, amendments or modifications of the Plan may be proposed in writing by Debtor at any time prior to the Confirmation Date (but only after obtaining the prior written consent of both Century and ML Media), provided that the Plan, as altered, amended or modified, satisfies the conditions of Sections 1122 and 1123 of the Bankruptcy Code, and Debtor shall have complied with Section 1125 of the Bankruptcy Code.  The Plan may be altered, amended or modified at any time before or after the Confirmation Date and before substantial consummation, provided that the Plan, as altered, amended or modified, satisfies the requirements of Sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan, as altered, amended or modified, under Section 1129 of the Bankruptcy Code, and provided Buyer’s written consent (not to be unreasonably withheld or delayed) is obtained for any amendment, alterations or modification adverse to Buyer.  A holder of a Claim or Equity Interest that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim or Equity Interest of such holder. Debtor may, without notice to holders of Claims or Equity Interests insofar as it does not materially and adversely affect the interests of any such holders, correct any defect or omission in the Plan and any exhibit hereto or in any Plan Document.

C.            Revocation of Plan

Debtor reserves the right to revoke or withdraw the Plan prior to the Confirmation Date.  If Debtor revokes or withdraws the Plan prior to the Confirmation Date, then the Plan shall be deemed null and void.  In such event, nothing contained herein shall constitute or be deemed a waiver or release of any Claims by or against the Debtor or any other Person or to prejudice in any manner the rights of the Debtor or any Person in any further proceedings involving the Debtor.

D.            Successors and Assigns

The Plan shall be binding upon and inure to the benefit of the Debtor, the holders of Claims and Equity Interests, and their respective successors and assigns, including, without limitation, Century and ML Media or the Plan Administrator, if appointed, and any Affiliates thereof.

E.             Reservation of Rights

Except as expressly set forth herein, the Plan shall have no force or effect unless the Court shall enter the Confirmation Order.  None of the filing of the Plan, any statement or provision contained herein, or the taking of any action by the Debtor with respect to the Plan shall be or shall be deemed to be an admission or waiver of any rights of the Debtor with respect to the holders of Claims or Equity Interests prior to the Effective Date.

F.             Section 1146 Exemption

In accordance with Section 1146(c) of the Bankruptcy Code, (a) the issuance, transfer or exchange of any security under the Plan or the making or delivery of any instrument of transfer pursuant to, in implementation of, or as contemplated by the Plan, including any merger agreements or agreements of consolidation, deeds, bills of sale or assignments executed in connection with any of the transactions contemplated under the Acquisition Agreement and/or the Plan, or the revesting, transfer or sale of any real or personal property of the Debtor pursuant to, in implementation of, or as contemplated by the Plan, (b) the making, delivery, creation, assignment, amendment or recording of any note or other obligation for the payment of money or any mortgage, deed of trust or other security interest under, in furtherance of, or in connection with the Plan, the issuance, renewal, modification or securing of indebtedness by such means, and (c) the making, delivery or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including, without limitation, the Confirmation Order, shall not be subject to any document recording tax, stamp tax, conveyance fee or other similar tax, mortgage tax, real estate transfer tax, mortgage recording tax or other similar tax or governmental assessment.  Consistent with the foregoing, each recorder of deeds or similar official for any county, city or governmental unit in which any instrument hereunder is to be recorded shall, pursuant to the Confirmation Order, be ordered and directed to accept such instrument, without requiring the payment of any documentary stamp tax, deed stamps, stamp tax, transfer tax, intangible tax or similar tax.

G.            Further Assurances

The Debtor, ML Media, Century, Adelphia, the Buyer, the Plan Administrator, if appointed, and all holders of Claims receiving distributions under the Plan and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan and the terms of the Acquisition Agreement.

H.            Filing of Additional Documents

On or before substantial consummation of the Plan, Century and ML Media or the Plan Administrator, if appointed, shall file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions hereof.

I.              Severability

In the event that the Bankruptcy Court determines, prior to the Confirmation Date, that any provision in the Plan is invalid, void or unenforceable, such provision shall be invalid, void or unenforceable with respect to the holder or holders of such Claims or Equity Interests as to which the provision is determined to be invalid, void or unenforceable.  The invalidity, voidness or unenforceability of any such provision shall in no way limit or affect the enforceability and operative effect of any other provision hereof.

J.             Plan Supplement

The Plan Supplement (containing drafts or final versions of the Plan Documents) shall be filed with the Bankruptcy Court as early as practicable (but in no event later than three (3) Business Days) prior to the earlier of (i) the deadline fixed for voting on the Plan, and (ii) the deadline for filing objections to confirmation of the Plan, or on such other date as the Bankruptcy Court may establish.  Holders of Claims or Equity Interests may obtain a copy of the Plan Supplement upon written request to Debtor or its counsel.  The Plan Supplement is incorporated into and a part of the Plan as if set forth in full thereto.

K.            Governing Law

Except to the extent the Bankruptcy Code, Bankruptcy Rules or other federal law is applicable, or to the extent the Plan or Acquisition Agreement provides otherwise, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to any contrary result otherwise required under applicable conflicts or choice of law.

L.            Withholding and Reporting Requirements

In connection with the consummation of the Plan, Century and ML Media or the Plan Administrator, if appointed, shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements.

M.           Headings

Headings are used in the Plan for convenience and reference only, and shall not constitute a part of the Plan for any other purpose.

N.            Inconsistency

In the event of any inconsistency between the Plan and the Disclosure Statement, any exhibit to the Plan or Disclosure Statement or any other instrument or document created or executed pursuant to the Plan, the Plan shall govern.

O.            Change of Control

Neither the consummation of the Plan, the Acquisition Agreement, or the transactions contemplated thereby shall individually or collectively constitute a “change of control” for purposes of any contract or other restriction to which the Debtor is subject.

ARTICLE XV
RECOMMENDATION

The Debtor believes that the Plan offers the best possible recoveries compared to all reasonably available alternatives under the circumstances of these cases.  Indeed, under the Plan, all Allowed Claims of creditors will be paid in full, together with interest.  The Debtor, therefore, believes that acceptance of the Plan is in the best interests of the holders of Equity Interests and strongly suggests an affirmative vote on the Plan.

Moreover, the Debtor believes that the Plan provides for a larger distribution to the holders of Equity Interests than would otherwise result in a liquidation under Chapter 7 of the Bankruptcy Code.  In addition, any alternative other than confirmation of the Plan could result in extensive delays and increased administrative expenses resulting in smaller distributions to the holders of Claims or Equity Interests.  Accordingly, the Debtor recommends that holders of Equity Interests entitled to vote on the Plan support confirmation of the Plan and vote to accept the Plan.

Dated:	August 9, 2005

Respectfully Submitted,

CENTURY/ML CABLE VENTURE

		By:	CENTURY COMMUNICATIONS CORP.

			By:	/s/ Murray Flanigan

and

ML MEDIA PARTNERS LP

			By:	/s/ Elizabeth McNey Yates

MORGAN, LEWIS & BOCKIUS LLP

By:	/s/ Richard S. Toder
Richard S. Toder (RT-3917)
Neil E. Herman (NH-2513)
Amanda R. Waller (AW-2115)

101 Park Avenue
New York, NY 10178
Tel : 212-309-6000
Counsel to Century/ML Cable Venture, Debtor and Debtor in Possession